UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A
Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Northern Foods plc
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company’s Incorporation or Organization)

Greencore Group plc
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Carol Williams Northern Foods plc 2180 Century Way Thorpe Park, Leeds LS15 8ZB +44 11 3390 0110
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Eoin Tongue
Greencore Group plc
No. 2 Northwood Avenue
Northwood Business Park
Santry, Dublin 9, Ireland
+353-(0)1605-1036

Jeffrey M. Oakes
Davis Polk & Wardwell LLP
99 Gresham Street
London, EC2V 7NH
United Kingdom
+44-(0)20-7418-1386

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I  INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Not applicable.

Item 2.  Informational Legends

The required legends have been included in prominent portions of the Exhibits referred to in Part II.

PART II  INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibit Index.

PART III  CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on November 18, 2010.

PART IV  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Conor O'Leary
(Signature)

Conor O'Leary/Group Company Secretary
(Name and Title)
November 30, 2010
(Date)

Exhibit Index

Number	Description

99.1*	A copy of the press release, dated November 17, 2010, concerning the merger of Northern Foods plc into Greencore Group plc.

99.2*	A copy of electronic slides of the analyst presentation, dated November 17, 2010, concerning the merger of Northern Foods plc into Greencore Group plc.

99.3*	A transcript of the webcast analyst presentation, dated November 17, 2010, concerning the merger of Northern Foods plc into Greencore Group plc.

99.4	Draft terms of merger as published by Northern Foods plc on its website on November 29, 2010 concerning the merger of Northern Foods plc into Greencore Group plc.

99.5	The Northern Foods plc Directors’ Report in relation to the merger of Northern Foods plc into Greencore Group plc.

99.6	Draft terms of merger as published by Greencore Group plc on its website on November 29, 2010 concerning the merger of Northern Foods plc into Greencore Group plc.

99.7	The Greencore Group plc Directors’ Report in relation to the merger of Northern Foods plc into Greencore Group plc.

99.8	The Independent Expert’s Report prepared by Ernst & Young Chartered Accountants in relation to the merger Northern Foods plc into Greencore Group plc.

*  Previously furnished with Form CB filed with the Securities and Exchange Commission on November 18, 2010